CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2014

July 16, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's July 12, 2002, filing with the Bolsa Mexicana de Valores as required by Mexico's Comisión Nacional Bancaria y de Valores, and a Spanish and English press release issued by GFBB on July 15, 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)
Jaime A. El Koury, Esq.

dlw 7/17

Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB") wishes to clarify the following matters with regard to certain requirements of Mexican law that came into effect as a result of the acquisition by BBV International Investment Corporation ("BBVIIC"), a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), of a 51% interest in GFBB in connection with the recently completed secondary offering of GFBB's shares. In accordance with Mexican law, as a result of such acquisition, on June 28, 2002, GFBB became an affiliate holding company of BBVIIC, giving BBVIIC the right to appoint a majority of GFBB's board of directors. On such date, as required by Mexican law, GFBB's shares of Series O common stock held by BBVIIC were converted into shares of Series F common stock and the remaining shares of Series O common stock were converted into Series B common stock. Such conversion does not signify any modification to or change in any voting, economic or other rights of any of GFBB's shareholders, including the rights of any shareholder whose Series O shares were converted into Series B shares. In effect, Mexican law provides that Series B shares shall be governed by the same provisions of Mexican law that apply to Series O shares. In addition, such conversion does not affect the rights of GFBB's minority shareholders under the recently enacted regulations of Mexico's Comision Nacional Bancaria y de Valores governing tender offers and other matters.

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

AVISO A LOS ACCIONISTAS.

La Asamblea General Extraordinaria de Accionistas de Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB") celebrada el 3 de octubre de 2001 acordó, entre otras resoluciones, la conversión de la entidad en una Sociedad Controladora Filial, sujeto a la autorización de la Secretaría de Hacienda y Crédito Público y a que BBVA International Investment Corporation ("BBVAIIC") adquiriera, por lo menos, el 51% de las acciones representativas de su capital social pagado.

Con fecha 9 de mayo de 2002 la Secretaría de Hacienda y Crédito Público aprobó dicha conversión y el 28 de junio de 2002 "BBVAIIC" adquirió acciones de "GFBBVAB" que lo llevaron a ser propietario de más del 51% de su capital social pagado.

En consecuencia, a partir del 28 de junio de 2002 "GFBBVA" es una Sociedad Controladora Filial en los términos establecidos en la Ley para Regular las Agrupaciones Financieras, motivo por el cual las 9,276'606,822 acciones de la Serie "O" en circulación se han convertido en 4,731'069,480 acciones de la Serie "F" y 4,545'537,342 acciones de la Serie "B", que representan, respectivamente, el 51 y 49% del capital social pagado de la Sociedad.

Por tal motivo y de conformidad con los acuerdos de la Asamblea citada, se procederá al canje de los títulos que representan las acciones en circulación por los títulos que representan las nuevas Series de las acciones, dentro de los 5 días hábiles contados a partir de la publicación del presente Aviso en el Diario Oficial de la Federación y en dos periódicos de amplia circulación, a través de la la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, ubicada en Paseo de la Reforma No. 255, Colonia Cuauhtémoc, 06500 México, D.F.

México, D.F., a 11 de julio de 2002.

Lic. Luis Robles Miaja.
Secretario del Consejo de Administración.

NOTICE TO INVESTORS

Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB") wishes to clarify the following matters with regard to certain requirements of Mexican law that came into effect as a result of the acquisition by BBVA International Investment Corporation ("BBVAIIC"), a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), of a 51% interest in GFBB in connection with the recently completed secondary offering of GFBB's shares.

In accordance with Mexican law, as a result of such acquisition, on June 28, 2002, GFBB became an affiliate holding company of BBVAIIC, giving BBVAIIC the right to appoint a majority of GFBB's board of directors. On such date, as required by Mexican law, GFBB's shares of Series O common stock held by BBVAIIC were converted into shares of Series F common stock and the remaining shares of Series O common stock were converted into Series B common stock.

Such conversion does not signify any modification to or change in any voting and economic right of any of GFBB's shareholders, including the rights of any shareholder whose Series O shares were converted into Series B shares.

In effect, Mexican law provides that Series B shares shall be governed by the same provisions of Mexican law that apply to Series O shares. In addition, such conversion does not affect the rights of GFBB's minority shareholders under the recently enacted regulations of Mexico's Comision Nacional Bancaria y de Valores governing tender offers and other matters.

AVISO AL PUBLICO INVERSIONISTA

Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB") desea aclarar los siguientes aspectos referentes a ciertos requerimientos de las leyes mexicanas, que han surtido efecto como resultado de la adquisición por parte de BBVA International Investment Corporation ("BBVAIIC"), empresa subsidiaria al 100% de Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), del 51% de las acciones representativas del capital social de GFBB, en relación con la reciente oferta secundaria de acciones de GFBB.

De conformidad con las leyes mexicanas, como resultado de la citada adquisición, el pasado 28 de junio de 2002, GFBB se convirtió en Sociedad Controladora Filial de BBVAIIC, otorgando a BBVAIIC el derecho a designar la mayoría de los miembros del Consejo de Administración de GFBB. En esa fecha y de acuerdo a lo establecido por las leyes mexicanas, las acciones ordinarias serie "O" de GFBB propiedad de BBVAIIC, han sido convertidas en acciones ordinarias de la serie "F"; y, las restantes acciones ordinarias de la serie "O" han sido convertidas en acciones ordinarias de la serie "B".

La citada conversión no implica modificación o cambio alguno a los derechos corporativos y patrimoniales correspondientes a los accionistas de GFBB, incluyendo los derechos de todos aquellos accionistas cuyas acciones serie "O" fueron convertidas en acciones de la serie "B".

En efecto, las leyes mexicanas establecen que las acciones de la serie "B" están regidas por las mismas disposiciones aplicables a las acciones de la serie "O".

Adicionalmente, la citada conversión no afecta los derechos de los accionistas minoritarios de GFBB bajo las Reglas Generales aplicables a ofertas públicas de compra de valores recientemente publicadas por la Comisión Nacional Bancaria y de Valores.